SIDLEY AUSTIN BROWN & WOOD LLP

787 SEVENTH AVENUE
NEW YORK, NEW YORK 10019
TELEPHONE 212 839 5300
FACSIMILE 212 839 5599
www.sidley.com

FOUNDED 1866

CHICAGO
DALLAS
LOS ANGELES
SAN FRANCISCO
WASHINGTON, D.C.

BEIJING
GENEVA
HONG KONG
LONDON
SHANGHAI
SINGAPORE
TOKYO

WRITER'S DIRECT NUMBER
212-839-5673

WRITER'S E-MAIL ADDRESS
JPMARTIN@SIDLEY.COM



May 1, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Stop 3-2
450 Fifth Street
Washington, D.C. 20549



Re: Rule 12g3-2(b) Filing Requirements for
G.Acción, S.A. de C.V. (the "Issuer")
File No. 82-4590

Ladies and Gentlemen:

On behalf of the Issuer, enclosed please find copies of the following:

- English language Press Release, dated April 30, 2003, reporting financial results for the first quarter 2003.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Issuer that it is subject to the Act.

Please acknowledge receipt of this letter by stamping and returning the enclosed copy and return it to the messenger who is delivering the package.

Please do not hesitate to contact me with any further questions or comments you may have at (212) 839-5673.

Very truly yours,



Jon P. Martin

(Enclosure)

cc (w/o Enclosure): Jorge Girault Facha (G.Acción, S.A. de C.V.)
Michael Fitzgerald



Mexico City, April 30, 2003

G.Accion Announces First Quarter 2003 Results

G.Accion S.A. de C.V. ("G.Acción" or "the Company") (BMV: GACCIONB, OTC: GACCIB), one of Mexico's leading real estate companies, specializing in the allocation of institutional investments in the Mexican real estate market, announced today its results of operations for the first quarter ended March 31, 2003. All figures were prepared in accordance with generally accepted accounting principles in Mexico and have been restated in constant pesos ("Ps.") as of March 31, 2003, unless specified otherwise. Due to rounding, some figures and percentages may differ.

Highlights

- G.Accion completed the acquisition of a portfolio of industrial facilities in Parque Industrial Querétaro.
- G.Accion announced the delivery of Sony de Mexico, corporate headquarters.
- **Leasing revenues for the first quarter of 2003** increased 13% to Ps. 128 million.
- **Net interest coverage ratio** reached 2.08x during the first quarter ended March 31, 2003, the highest in the history of the company.
- **The Company's leaseable property portfolio** increased **27% reaching over 7.3 million sq.ft.** compared to the area reported during the same quarter of 2002.

IR Contacts:

In Mexico
Jorge Girault Facha
jgf@accion.com.mx
Tel: (52) 55-5081-0825
Maria Fernanda Palomar
mpalomar@accion.com.mx
Tel: (52) 55-5081-0826

In New York
Blanca Hirani
bhirani@i-advize.com
Tel: (212) 406 - 3693

CONFERENCE CALL
Tuesday, May 6, 2003
11:00am (New York Time)
10:00am (Mexico City Time)
Tel: (800) 967-7184 from the U.S.
Tel: (719) 457-2633 from outside the U.S.
Access Code: G.Accion

Speakers
Luis Gutierrez (CEO)
Hector Ibarzabal (CFO and Executive Vice President)
A 48-hour replay will be available
To access please contact Blanca Hirani at 212-406-3693

Contents | Page

FIRST QUARTER 2003

REVENUES

Revenue from leasing activities increased 13% during the first quarter of 2003 to Ps. 128 million, when compared to Ps. 113 million reported during same quarter of 2002. This result was mainly due to the lease revenues obtained from the Sony building and the industrial buildings acquired in Queretaro.

Revenue from sales of developed properties reached Ps. 3.8 million, a 13% decline when compared to the Ps. 4.3 million reported during the same quarter of the previous year, reflecting the non-recurring sale of the retail spaces.

During the first quarter of 2003, ***revenues derived from services to third parties*** reached Ps. 57 million, an 89% increase when compared to Ps. 30 million reported during the same quarter of 2002. This increase reflects the services obtained from the strategic alliance with AMB and the Central Parking System Mexico operation.

As a result of the previously mentioned events, ***total operating revenues*** increased 28% from Ps. 148 million in the first quarter of 20032 to Ps. 189 million in the first quarter of 2003.

GROSS INCOME

For the first quarter of 2003, gross income increased 21% to Ps. 150 million from Ps. 124 million reported for the same period of 2002. Thus, gross margin for the first quarter was 79%.

ADMINISTRATIVE EXPENSES

The Company's administrative expenses, which include salaries of technical, administrative and other personnel as well as corporate overhead of the Company and its subsidiaries, reached Ps. 14 million, an 4.5% increase compared to the same quarter of 2002.

EBITDA

As a result of the above, **EBITDA** for the first quarter of 2003 reached Ps. 135 million, a 22% increase when compared to Ps. 111 reported during the first quarter of 2002.

DEPRECIATION AND AMORTIZATION

Depreciation increased 10% to Ps. 29 million, compared to Ps. 27 million reported during the first quarter of 2002, reflecting the new investments made by the Company.

Amortization expenses, which reflect the amortization of office leasing and sales commissions, were Ps. 4 million.

COMPREHENSIVE COST OF FINANCING

The Company's comprehensive cost of financing was Ps. 157 million, due to a 23% increase in net interest expenses as a result of the financing established last October, and the Ps. 35 million monetary loss reported for the quarter as a result of the peso fluctuation.

NET INCOME (LOSS)

As a result of the above, G.Accion reported net loss of Ps. 43 million.

PER SHARE INFORMATION

Shares: 128,040,698[1]
EBITDA per share: Ps. 1.06
EPS: Ps. (0.33)

[1] Shares outstanding issued and paid.

RECENT EVENTS

CORPORATE EVENTS:

- On January 23, 2003, and as part of the agreement established with Hines last December, G.Accion announced the acquisition of an 871,000 sq.ft. industrial portfolio in *Parque Industrial Queretaro,* which generates annual gross revenues of up to US$ 4 million. In addition, as part of this agreement the Company placed the *Torre del Angel* office building located on the famous *Paseo de la Reforma* across from the Angel of Independence in Mexico City, with a private investor.

- On February 28, 2003, G.Accion announced the delivery of a corporate office building in the Santa Fe area of Mexico City to Sony de México. G.Accion developed this building, which has a total area of approximately 86,000 sq. ft., in nine and a half months. The Company has signed a long term agreement with Sony de Mexico.

PROPERTY PORTFOLIO

As of March 31, 2003, the Company's total portfolio of properties increased 27% to 7.3 million sq.ft. from 5.8 million sq.ft. reported on March 31, 2002. This result was due to the effects of the acquisitions of properties, mentioned previously.

The following table provides summary data of the Company's properties as of March 31, 2003:

TABLE 1 - PROPERTY SUMMARY

Property	m²	sq. ft.	Occupancy Rate	Current Revenues*	G.Accion owns
OFFICE	99,870	1,075,000	99%	25,600,000	100%
INDUSTRIAL	475,900	5,123,000	97%	28,000,000	100%
Centro Insurgentes**/***	39,000	420,000	99%	6,000,000	20%
La Plaza Oriente	800	9,000	100%	164,808	100%
Pabellón Altavista***	3,300	36,300	100%	874,000	100%
AGG (1)	63,800	687,000	99%	3,900,000	10%
TOTAL	**682,670**	**7,350,300**		**64,538,00**	
Land Reserves					
Parque Opción (1st Phase)	1,747,000	18,804,533	-	-	100%
Santa Fe V (Reserve)	17,791	191,500	-	-	100%
Santa Fe VI (Reserve)	4,831	52,000	-	-	100%

* Amounts in U.S. dollars on annual basis. (Exchange rate as of March 31, 2003, US$ 1.00 = Ps. 10.92)

** G.Accion manages the property and owns 20% of the leasable area.

*** Includes parking revenues.

(1) AGG = AMB – G.Accion Guadalajara I. Acquisition made through the 90/10 structure strategic alliance with AMB.

TABLE 2 - SUMMARY AS OF 1Q03

	1Q03*	1Q02*	Change %
Total Occupancy Rate	98%	99%	(1%)
Total Property Portfolio*	7,350,000 sq.ft.	5,800,000 sq.ft.	27%

* Includes *Centro Insurgentes*

TABLE 3 - WEIGHTED AVERAGE LEASE TERM	
	March 31, 2003
Office Portfolio	5.52 years
Industrial Portfolio	5.88 years
Total Property Portfolio	5.71 years

DEBT SUMMARY AS OF MARCH 31, 2003

The Company's long-term debt increased by 18% Y-o-Y, reflecting the financing required to implement G.Accion's growth strategy and the refinancing achieved in October of last year. G.Accion's properties are able to service their debt while maintaining attractive returns. All debt is tied to a specific property and its corresponding lease agreements. During the first three months of 2003, the net interest coverage ratio remained at 2.08x, reflecting the Company's ability to meet its obligations. As of March 31, 2003, the weighted average cost of debt was 6.5%, at the current 30-day LIBOR rate.

Table 4 - Debt (Figures as of March 31, 2003)

Institution	Currency	Principal
GE Capital	US $	267,162,054
Inverlat	US $	4,187,894
Total Debt (US$)		**271,349,948**

Institution	Currency	Principal
Bancomer	Mx. Ps.	20,058,928

STATEMENT FROM THE CEO

Luis Gutiérrez Guajardo, CEO of G.Accion stated: "The first quarter of 2003 has been a good start. During this period we delivered the Sony corporate building and acquired an 871,000 sq.ft. industrial portfolio in *Parque Industrial Queretaro.*

However, we continue to foresee a difficult environment such as the one that has characterized the last 24 months. We anticipate increased competition in the domestic real estate sector, also derived from the corporate crisis the world is going through, as well as events related to the war in Iraq and the SARS outbreak we foresee a difficult global environment, which represents new obstacles. Our innovative capacity as well as our ability to deal with current challenges and make decisions for the long-term, will be the base of our strategy, which I am certain will help us achieve outstanding results for our shareholders, customers, colleagues and partners.

During the first quarter, we managed to increase our portfolio of properties by 27% to 7.3 million sq.ft., achieved an interest coverage ratio of over 2.0x and a 22% EBITDA increase. These results reflect our sound strategy, which has been strengthened by the support and participation of our strategic partners such as Peabody and AMB, as well as the outstanding results and commitment shown by our team.

The solid results were affected by exchange rate losses, which do not impact the cash flow, however, according to Mexican GAAP they impact the Company's bottom line.

ABOUT THE COMPANY

G.Accion is Mexico's leading public real estate company with an extensive portfolio of corporate offices and industrial properties, leased under dollar-denominated contracts, specializing in the allocation of institutional investments in the Mexican real estate market. The Company's vision is to be a provider of real estate solutions in Mexico through the establishment of sale-and-lease-back and build-to-suit transactions with multinational companies looking to benefit from Mexico's real estate sector activity.

****

Statements included in this report regarding the Company's business outlook and anticipated financial and operating results, regarding the Company's growth potential, constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market, general economic performance of the home country, and industry and international markets, therefore they are subject to change.

G.ACCION

www.gaccion.com.mx

First Quarter 2003

April 30, 2003

G.ACCION INCOME STATEMENT

	First Quarter		
	March 31, 2003 *US$ Thousands**	March 31, 2003 **Ps. Thousands**	March 31, 2002 **Ps. Thousands**
Operating Income			
Leasing revenues	11,744	128,233	113,568
Sale of developed properties	352	3,800	4,376
Services to third parties	5,270	57,208	30,347
Total Revenues	**17,366**	**189,241**	**148,291**
Costs			
Leasing			
Real estate tax	1,138	11,729	9,781
Maintenance	526	5,409	2,411
Other	426	4,421	1,133
Subtotal Leasing	2,090	21,559	13,325
Developed property	179	1,799	2,442
Services to third parties	1,425	15,633	8,089
Total costs	3,694	38,992	23,856
Gross Income	**13,672**	**150,249**	**124,436**
Operating expenses			
Administrative expenses	1,264	13,947	13,347
Selling expenses	-	-	36
EBITDA	**12,407**	**136,302**	**111,053**
Depreciation	2,707	29,673	27,071
Amortization	391	4,286	4,079
Write down	-	-	-
Operating Income	**9,309**	**102,343**	**79,903**
Comprehensive Cost of Financing			
Interest expense	6,286	69,696	50,088
Interest income	(441)	(4,495)	(1,380)
Exchange income, net		126,224	(51,703)
Gain on monetary position		(34,506)	(27,586)
		156,919	**(30,581)**
Other income	9	88	2,962
Income (loss) before provisions for taxes	**3,472**	**(54,488)**	**113,446**
Provisions for:			
Income taxes	232	2,572	14,327
Deferred taxes	(1,220)	(13,500)	6,176
Asset tax	474	5,243	14,486
Income (loss) before equity in results of affiliates co.	**3,985**	**(48,803)**	**78,457**
Equity in income (loss) from affiliated companies	651	7,211	(65)
Net (loss) income applicable to minority stockholders	(134)	(1,483)	(2,596)
Net (loss) income	**4,503**	**(43,075)**	**75,795**

*The currency exchange used varies in each line item.

G.ACCION BALANCE SHEET

	As of March 31		
	1Q03 (US$ Thousands)	1Q03 (Ps. Thousands)	4Q02 (Ps. Thousands)
Current Assets:			
Cash and cash equivalents	12,864	137,255	112,391
Account receivable, net	20,306	216,666	152,395
Receivable from related parties	1,966	20,976	52,200
Prepaid Expenses	276	2,945	6,436
Total Current Assets	**35,412**	**377,842**	**323,422**
Fixed Assets:			
Investment in shares of affiliated companies	2,198	23,448	15,138
Trusts	1,883	20,092	20,837
Property held for lease, net	394,397	4,208,216	3,825,056
Building and equipment, net	5,033	53,705	53,705
Other assets	17,536	187,112	187,035
Prepaid tax	15,702	167,536	158,514
TOTAL ASSETS	[illegible]	[illegible]	[illegible]
Current Liabilities:			
Bank loans and current portion of Long term debt	10,421	113,802	92,150
Other accounts payable and accrued liabilities	10,683	116,662	153,097
Affiliates	1,061	11,588	-
Guaranty Deposits	4,361	47,624	36,757
Income tax payable	616	6,722	-
Deferred tax payable	-	-	-
Acquisition liabilities	-	-	-
Total Current Liabilities	**27,143**	**296,399**	**282,005**
Long-Term Liabilities:			
Long-term debt	277,114	3,026,088	2,660,184
Differed income tax	-	-	-
Convertibles Peabody	47,245	515,918	400,802
TOTAL LIABILITIES	**351,502**	**3,838,405**	**3,342,991**
Common stock	5,234	57,154	57,833
Restatement	13,291	145,141	144,478
Additional paid-in capital	89,355	975,761	975,833
Convertible Options	2,000	21,840	21,330
Share Repurchase Program	-	-	120,319
Income (Loss) of period	(3,945)	(43,075)	-
Accumulated losses	(19,121)	(208,800)	(329,133)
Cumulative restatement effect	13,111	143,176	143,186
Cumulative deferred income tax	5,895	64,378	64,383
Minority Interest	4,027	43,969	42,487
TOTAL STOCKHOLDERS' EQUITY	**109,848**	**1,199,545**	**1,240,716**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	[illegible]	[illegible]	[illegible]

*Exchange rate as of March 31, 2003, US$ 1.00 = Assets Ps.$10.67 and Liabilities Ps$10.92